Exhibit B

ACQUISITION OF CARSO GLOBAL TELECOM, S.A.B. DE C.V.

BY

AMÉRICA MÓVIL, S.A.B. de C.V

Re: Supplemental Information for holders of CGT ADSs

May 11, 2010

SUPPLEMENTAL INFORMATION FOR HOLDERS OF AMERICAN DEPOSITARY RECEIPTS

This document (this “Supplemental Information”) has been prepared exclusively for the owners or beneficial owners of American Depositary Receipts (“ADRs”), evidencing American Depositary Shares (“CGT ADSs”), each representing two (2) Certificados de Participación Ordinarios (“CPOs”), each representing financial interests in Series A-1 Common Shares, without par value (“CGT Shares”) of Carso Global Telecom, S.A.B. de C.V. (“CGT”), issued pursuant to an Amended and Restated Deposit Agreement dated as of December 29, 2003 (the “CGT Deposit Agreement”) among CGT, The Bank of New York Mellon (formerly The Bank of New York), as depositary (the “CGT ADS Depositary”) and all owners and beneficial owners from time to time of CGT ADSs, and should be read together with the Disclosure Statement (the “Disclosure Statement”) dated May 11, 2010 of América Móvil, S.A.B. de C.V., a sociedad anónima bursátil de capital variable, organized under the laws of the United Mexican States, and the Supplemental Information (as those documents may be supplemented and amended from time to time, together with the Letter of Transmittal (as defined below), the “Offer to Exchange”).

The Disclosure Statement sets out the terms and conditions pursuant to which América Móvil, S.A.B. de C.V. (“América Móvil”) offers to acquire all the outstanding shares (the “CGT Shares”) of CGT with payment to be made in American Depositary Shares of Series L Shares (the “AMX L Shares”) to be issued by América Móvil (the “Exchange Offer”).

Under the CGT Deposit Agreement, the CGT ADS Depositary will not participate in the Exchange Offer with respect to CGT Shares represented by CGT ADSs unless the holders of CGT ADSs (“CGT ADS Owners”) surrender their CGT ADSs and instruct the CGT ADS Depositary prior to the expiration of the Exchange Offer to deliver the underlying CGT Shares in the Exchange Offer.

In order to facilitate participation by CGT ADS Owners in the Exchange Offer, América Móvil has made arrangements under which The Bank of New York Mellon, as agent (the “U.S. Exchange Agent”), will receive tenders of CGT ADSs and, if the Exchange Offer is to be consummated, subject to terms and conditions set forth in the Offer to Exchange and the accompanying form of the Letter of Transmittal (the “Letter of Transmittal”), will cause the CGT ADS Depositary to accept the Exchange Offer with respect to the CGT Shares represented by the tendered CGT ADSs and, consequently, such CGT Shares to be exchanged into AMX L Shares. América Móvil will cause the AMX L Shares to be deposited for issuance of American Depositary Shares (“AMX L ADSs”), to be issued pursuant to an amended and restated deposit agreement dated as of July 5, 2005 among América Móvil, The Bank of New York Mellon, as depositary (the “AMX ADS Depositary”), and all holders and beneficial owners from time to time of AMX L ADSs.

The Exchange Offer and withdrawal rights with respect to it will expire at 4 p.m., Mexico City time on June 10, 2010. If you are a holder of CGT ADRs you must tender to the U.S. Exchange Agent no later than 5 p.m., New York City time on June 9, 2010 (the “Expiration Time”). You may tender your CGT ADSs at any point prior to the Expiration Time. The exchange ratio that will apply to the Exchange Offer is 2.0474 AMX L Shares per every CGT Share. Each CGT ADS represents two (2) CPOs. Each CPO represents financial interests with respect to one CGT Share. Each AMX ADS represents twenty (20) AMX L Shares. As a result, for each

CGT ADS you tender, you will receive 0.20474 AMX ADSs. To the extent any tendering holder would otherwise be entitled to receive a fraction of an AMX L ADS, the U.S. Exchange Agent will use reasonable efforts to sell the aggregate of those fractions and will deliver the net proceeds of those sales to the tendering holders entitled to those net proceeds.

If you tender the CGT Shares represented by your CGT ADSs and do not validly withdraw such tender prior to the Expiration Time and the Exchange Offer is completed, the following steps will occur after the Expiration Time:

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The Bank of New York Mellon, as U.S. Exchange Agent, will surrender the tendered CGT ADSs to the CGT ADS Depositary with instructions to cancel the ADSs and to tender the CGT Shares represented by those CGT ADSs in the Exchange Offer.

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América Móvil will cause the deposit of the AMX L shares with the custodian who will notify the AMX L ADS Depositary. The AMX ADS Depositary will cause the issuance of the AMX L ADSs and deliver to the U.S. Exchange Agent.

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The U.S. Exchange agent will deliver those AMX L ADSs to tendering holders in accordance with instructions set forth in the applicable Letter of Transmittal or, in the case of book-entry tenders, will deliver AMX L ADSs to The Depository Trust Company (“DTC”) who will further allocate the appropriate number of AMX L ADSs to the account of the DTC participant that tendered those CGT ADSs by book-entry delivery, except that to the extent any tendering holder would otherwise be entitled to receive a fraction of an AMX L ADS, the U.S. Exchange Agent will aggregate the fractional AMX L ADSs, execute a sale and deliver the net proceeds in U.S. dollars on a pro rata basis.

1. Procedures for Tendering CGT ADSs

Tender of CGT ADSs Held in Book-Entry Form through a DTC participant.

To tender CGT ADSs held in book-entry form through a DTC participant, you must deliver, or cause to be delivered, to the U.S. Exchange Agent, the following:

•	a confirmation of a book-entry transfer of the tendered CGT ADSs into the U.S. Exchange Agent’s account at DTC (“Book-Entry Confirmation”);

•	an Agent’s Message (as defined below);

•	any other documents required by the Letter of Transmittal.

The U.S. Exchange Agent must receive the Book-Entry Confirmation, the Agent’s Message and any other required documents prior to the Expiration Time. Delivery of documents to DTC in accordance with DTC’s procedures does not constitute delivery to the U.S. Exchange Agent.

DTC’s Automated Tender Offer Program (“ATOP”) is the only method of processing the Exchange Offer through DTC. To accept the Exchange Offer in respect of the CGT ADSs through ATOP, participants in DTC must send, prior to the Expiration Time, electronic instructions to DTC through DTC’s communication system in place of sending a signed, hard copy Letter of Transmittal. DTC is obligated to communicate those electronic instructions to the U.S. Exchange Agent. To tender CGT ADSs through ATOP, the electronic instructions sent to DTC and transmitted by DTC to the U.S. Exchange Agent must contain an Agent’s Message (as defined below).

The term “Agent’s Message” means a message transmitted by DTC to and received by the U.S. Exchange Agent and forming a part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the CGT ADSs that such participant has received and agrees to be bound by the terms of the Offer to Exchange and the Letter of Transmittal and that América Móvil may enforce such agreement against the participant.

There are no guaranteed delivery procedures in this Exchange Offer that would permit delivery of tendered CGT ADSs to be completed after the Expiration Time.

2. Procedures for Withdrawing Tendered CGT ADSs

For a withdrawal of a tender of CGT ADSs to be effective, an electronic ATOP transmission (for CGT ADSs held in book-entry form in DTC) must be received by the U.S. Exchange Agent prior to the Expiration Time. Any notice of such withdrawal must (i) identify the CGT ADSs to be withdrawn; and (ii) specify the account to which any such CGT ADSs are to be credited if different than that of the tendering holder or to whom ADRs evidencing such CGT ADSs are to be returned, if different from the tendering holder.

All questions as to the validity, form and eligibility (including time of receipt) of such notices will be determined by América Móvil, whose determination will be final and binding on all parties. Any CGT ADSs so withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer. Properly withdrawn CGT ADSs may be retendered by following the procedures described above under “Procedures for Tendering CGT ADSs” at any time on or prior to the Expiration Time.

Any permitted withdrawals of tenders of CGT ADSs may not be rescinded, and any CGT ADSs so withdrawn will thereafter be deemed not validly tendered for purposes of the Exchange Offer; provided, however, that validly withdrawn CGT ADSs may again be tendered by following the procedures for tendering at or prior to the Expiration Time.

Any CGT ADSs that have been tendered for purchase but which are validly withdrawn will be credited as soon as practicable after withdrawal to an account maintained with DTC for the CGT ADSs or the ADRs evidencing those CGT ADSs will be returned, as the case may be.

3. Settlement and Delivery

Upon the terms and subject to the conditions of the Exchange Offer (including if the Exchange Offer is amended, the terms and conditions of any such amendment) and applicable law, settlement of the Exchange Offer shall occur 5 (five) business days after the Expiration Time. América Móvil will cause the deposit of AMX L Shares with the custodian, who will notify the AMX ADS Depositary. The AMX ADS Depositary will cause the issuance of AMX L ADSs and will deliver AMX L ADSs (representing the AMX L Shares) as soon as practical to the Exchange Agent. The Exchange Agent will deliver the AMX L ADSs to DTC who will further allocate the AMX L ADSs to the account of the tender participant.

4. Return of Unexchanged CGT ADSs

Any tendered CGT ADSs not exchanged pursuant to the Exchange Offer for any reason will be credited to the DTC account from which such CGT ADSs were delivered after the expiration or termination of the Exchange Offer or ADRs evidencing those CGT ADSs will be returned to the holder by whom such ADRs were delivered after the expiration or termination of the Share Offer.

If you hold CGT ADSs and you wish to tender CGT Shares directly into the Exchange Offer (as defined below), you must surrender your CGT ADSs to the CGT ADS Depositary, take delivery of the underlying CGT Shares and tender those CGT Shares in the Exchange Offer pursuant to the procedures set forth in the Disclosure Statement. You may have to pay fees and charges to the CGT ADS Depositary for cancellation of the CGT ADSs and to obtain delivery of the underlying CGT Shares. In addition, you would need to receive the underlying CGT Shares prior to the expiration of the Exchange Offer to be able to tender those shares in the Exchange Offer.

5. Tax Information for U.S. Holders

The following general discussion sets forth certain U.S. federal income tax consequences of the Exchange Offer to U.S. Holders (as defined below) of CGT ADSs that exchange their CGT ADSs for AMX L ADSs in the Exchange Offer. This discussion does not address any tax consequences arising under the laws of any state, local or foreign jurisdiction, or under any U.S. federal laws other than those pertaining to income tax. This discussion is based upon the Internal Revenue Code of 1986, as amended, or the “Code,” the regulations promulgated under the Code and court and administrative rulings and decisions, all as in effect on the date of this document. These laws may change, possibly retroactively, and any change could affect the accuracy of the statements and conclusions set forth in this discussion.

This discussion addresses only those CGT ADS holders that hold their CGT ADSs as a capital asset within the meaning of Section 1221 of the Code. Further, this discussion does not address all aspects of U.S. federal income taxation that may be relevant to you in light of your particular circumstances or that may be applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are a financial institution, a tax-exempt organization, an S corporation or other pass-through entity (or an investor in an S corporation or other pass-through entity), an insurance company, a mutual fund, a dealer or broker in stocks and securities, or currencies, a trader in securities that elects mark-to-market treatment, a holder of CGT ADS subject to the alternative minimum tax provisions of the Code, a person that is not a U.S. holder (as defined below), a person that has a functional currency other than the U.S. dollar, a holder of CGT ADSs that holds CGT ADSs as part of a hedge, straddle, constructive sale, conversion or other integrated transaction, or United States expatriates.

Determining the actual tax consequences of the Exchange Offer to you may be complex. They will depend on your specific situation and on factors that are not within our control. You should consult with your own tax advisor as to the tax consequences of the Exchange Offer in your particular circumstances, including the applicability and effect of the alternative minimum tax and any state, local, foreign or other tax laws and of changes in those laws.

For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of a CGT ADS that is for U.S. federal income tax purposes (i) an individual citizen or resident of the United States, (ii) a corporation organized in or under the laws of the United States or any state thereof or the District of Columbia or (iii) otherwise subject to U.S. federal income taxation on a net income basis in respect of the CGT ADSs. The U.S. federal income tax consequences to a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes, that holds CGT ADSs generally will depend on the status of the partner and the activities of the partnership. Partners in a partnership holding CGT ADSs should consult their own tax advisors.

The parties intend for the Exchange Offer, together with América Móvil’s offer to purchase shares of Telmex Internacional, S.A.B. de C.V. in exchange for AMX L Shares, AMX L ADSs or cash (the “TII Offer”), to qualify as a single, integrated transaction described in Section 351 for U.S. federal income tax purposes. However, such treatment is not binding on the Internal Revenue Service (“IRS”) and CGT and América Móvil have not sought and will not seek any ruling from the IRS regarding any matters relating to the Exchange Offer, and as a result, there can be no assurance that the IRS will not assert, or that a court would not sustain, a contrary position.

Assuming that the Exchange Offer together with the TII Offer qualifies as a single, integrated transaction described in Section 351 of the Code, a U.S. Holder who receives AMX L ADSs in exchange for CGT ADSs will not recognize gain or loss upon such exchange (except as described below with respect to cash that is received with respect to a fractional AMX L ADS). Accordingly, (i) the aggregate tax basis of the AMX L ADSs received by the U.S. Holder will be the same as the aggregate tax basis of the CGT ADSs surrendered in exchange pursuant to the Exchange Offer (adjusted with respect to fractional shares) and (ii) the holding period of the AMX L ADSs will include the holding period of the CGT ADSs surrendered pursuant to the Exchange Offer.

Cash Instead of a Fractional AMX L ADS. A U.S. Holder who receives cash with respect to a fractional AMX L ADS in the Exchange Offer will be treated as having received such fractional AMX L ADS pursuant to the Exchange Offer and then as having sold such fractional AMX L ADS for cash. The amount of any capital gain or loss attributable to such sale will be equal to the difference between the cash received with respect to the fractional AMX L ADS and the ratable portion of the tax basis of the CGT ADSs surrendered that is allocated to such fractional ADS.

Backup Withholding. If you are a non-corporate holder of CGT ADSs, you may be subject to information reporting and backup withholding (currently at a rate of 28%) on any cash payments you receive. You generally will not be subject to backup withholding, however, if you furnish a correct taxpayer identification number, certify that you are not subject to backup withholding on an IRS Form W-9 and otherwise comply with all the applicable requirements of the backup withholding rules, or certify on an IRS Form W-8 that you are a non-U.S. person for U.S. federal income tax purposes.

Any amounts withheld under the backup withholding rules will generally be allowed as a refund or credit against your U.S. federal income tax liability, provided you timely furnish the required information to the IRS.

Reporting and Recordkeeping Requirements. If you receive AMX L ADSs as a result of the Exchange Offer, you will be required to retain records pertaining to the Exchange Offer and you may be required to file with your U.S. federal income tax return for the year in which the Exchange Offer takes place a statement setting forth certain facts relating to the Exchange Offer.

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